UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 101674 / November 21, 2024

ADMINISTRATIVE PROCEEDING
File No. 3-22262

In the Matter of **RENEWABLE INNOVATIONS, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against RENEWABLE INNOVATIONS, INC. (CIK No. 1725516) ("REII" or "Respondent").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Respondent ("Order"), as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds[1]:

  1. REII (CIK No. 1725516) is an active Nevada corporation located in Lindon, Utah with a class of securities registered with the Commission under Exchange Act Section 12(g). As of July 31, 2024, the common stock of REII (Symbol REII) was quoted on OTC Link, whose parent company is OTC Markets Group Inc.

  2. REII has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended February 28, 2023

IV.

  In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

  Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of RENEWABLE INNOVATIONS, INC. (Ticker: REII; CIK No.: 1725516) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of November 22, 2024.[2]

  For the Commission, by its Secretary, pursuant to delegated authority.

              Vanessa A. Countryman
              Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.